Mail Stop 4561

July 22, 2008

Lazarus Rothstein, Esq.
Vice President, General Counsel and Secretary
China Direct, Inc.
431 Fairway Drive
Deerfield Beach, Florida 33441

     Re: **China Direct, Inc.**
           Registration Statement on Form S-3
           Filed June 13, 2008
           File No. 333-151648

           Form 10-K for the fiscal year ended December 31, 2007
           Filed March 31, 2008
           File No.: 001-33694

           Form 10-Q for the fiscal year ended March 31, 2008
           Filed May 8, 2008
           File No.: 001-33694

Dear Mr. Rothstein:

We have reviewed your response letter dated July 15, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 9A(T) Controls and Procedures

Disclosure Controls and Procedures, page 37

1.   We note your response to our prior comment four. We believe that you can only
        exclude those disclosure controls and procedures related to current year
        acquisitions that are also considered for internal control over financial reporting.
        Please amend your filing to include an assessment of your disclosure controls and
        procedures that incorporates these acquisitions.

Financial Statements

Notes to Consolidated Financial Statements

Note 11 – Acquisitions and Dispositions, page F-19

2.   We note your response to our prior comment seven. Your response only
        addressed your acquisition of Lang Chemical and did not address your other
        acquisitions; thus, the comment will be reissued. In light of your acquisitions of
        less than 100% ownership interest, please tell us how you determined it was not
        necessary to record assets acquired and liabilities assumed at their pre-acquisition
        carrying amount for the percentage you did not acquire.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. You
may contact Jennifer Monick at (202) 551-3295 or the undersigned at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters.
Please contact Phil Rothenberg at (202) 551-3466 or Michael McTiernan at (202) 551-
3852 with any other questions.

                                                        Sincerely,

                                                        Kevin Woody
                                                        Branch Chief

Cc: James M. Schneider, Esq.